EX-99.77J REVALUATION

Exhibit to Accompany Item 77J
Form NSAR

Cullen Funds Trust

The fund may periodically make reclassifications among certain of its capital accounts as a result of the recognition and characterization of certain income and capital gain distributions determined annually in accordance with federal tax regulations which may differ from accounting principles generally accepted in the United States.  These principles require that permanent financial reporting and tax differences be reclassified in the capital accounts.  Further, as a result of permanent book-to-tax differences arising from differing treatment of certain income items and non-deductible current year expenses, reclassification adjustments were made to increase (decrease) the amounts listed below:

	Cullen High Dividend	Cullen International
	Equity Fund	High Dividend Fund

Paid in Capital	$(559,120)	$(40)
Accumulated net investment income (loss)	814,845	67,869
Accumulated net realized gain (loss)	(255,725)	(67,829)